Exhibit 99.2

POTASH CORPORATION OF SASKATCHEWAN INC.

PCS POTASH, ROCANVILLE DIVISION

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

ROCANVILLE POTASH DEPOSIT (KLSA 002B & KL 249),

SASKATCHEWAN, CANADA

FEBRUARY 23, 2017

POTASH CORPORATION OF SASKATCHEWAN INC.

POTASHCORP POTASH TECHNICAL SERVICES

500 – 122 FIRST AVENUE SOUTH

SASKATOON, SASKATCHEWAN, CANADA

S7K 7G3

QUALIFIED PERSON: MARK FRACCHIA, P. ENG

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Mark Fracchia, P. Eng. is the qualified person who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Mark Fracchia”
Signature	Mark Fracchia, P. Eng.
President, PCS Potash
Potash Corporation of Saskatchewan Inc.

Date	February 23, 2017

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Mark Fracchia, B. Sc., P. Eng. (APEGS Member # 04771)

-	President, PCS Potash, PotashCorp
-	B. Sc. (Chemical Engineering), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1978
-	with PotashCorp since 1984

is the qualified person who supervised the preparation of all information presented in this report and who verified the data disclosed herein.

The team of persons who conducted the majority of the work presented in this report consists of:

Jodi Derkach, B. Sc., Cert. GIS, P.Geo. (APEGS Member # 14897)

-	Senior Geologist, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007
-	Geographic Information Science for Resource Management Certificate, SIAST, Prince Albert, Saskatchewan, Canada, 2010
-	with PotashCorp since 2010

Craig Funk, B. Sc., M.Sc., P. Eng., P.Geo. (APEGS Member # 16034)

-	Director, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989
-	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992
-	with PotashCorp since 2008

Lisa MacKenzie, Cert. GIS

-	Mine Technician (GIS), Earth Science, PotashCorp Technical Services
-	Geographic Information Science for Resource Management Certificate, SIAST, Prince Albert, Saskatchewan, Canada, 2012
-	with PotashCorp since 2012

Arnfinn Prugger, Ph. D., P. Geo. (APEGS Member # 09700)

-	Vice President Technical Services, PotashCorp
-	B. Sc. (Geological Engineering – Geophysics), Queen’s University, Kingston, Ontario, Canada, 1982

-	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1985
-	Ph. D. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1994
-	with PotashCorp since 1990

TABLE OF CONTENTS

DATE AND SIGNATURE PAGE		2

AUTHOR PAGE		3

TABLE OF CONTENTS		5

List of Illustrations		7

List of Tables		9

1.0	SUMMARY	10

2.0	INTRODUCTION	14

3.0	RELIANCE ON OTHER EXPERTS	14

4.0	PROPERTY DESCRIPTION AND LOCATION	15

4.1	GENERAL	15

4.2	MINERAL RIGHTS	18

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	20

6.0	HISTORY	22

7.0	GEOLOGICAL SETTING AND MINERALIZATION	23

8.0	DEPOSIT TYPE	26

9.0	EXPLORATION	27

10.0	DRILLING	33

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	39

11.1	ANALYSIS OF EXPLORATION DATA	39

11.2	MEAN POTASH MINERAL-GRADE FROM IN-MINE SAMPLES	43

11.3	POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS	44

12.0	DATA VERIFICATION	47

12.1	ASSAY DATA	47

12.2	EXPLORATION DATA	47

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	48

14.0	MINERAL RESOURCE ESTIMATES	49

14.1	DEFINITIONS OF MINERAL RESOURCE	49

14.2	ROCANVILLE DIVISION POTASH RESOURCE CALCULATIONS	50

15.0	MINERAL RESERVE ESTIMATES	53

15.1	DEFINITIONS OF MINERAL RESERVE	53

15.2	ROCANVILLE DIVISION POTASH RESERVE CALCULATIONS	53

16.0	MINING METHOD	56

16.1	MINING OPERATIONS	56

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS	60

17.0	RECOVERY METHODS	61

18.0	PROJECT INFRASTRUCTURE	63

19.0	MARKET STUDIES AND CONTRACTS	64

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	68

21.0	CAPITAL AND OPERATING COSTS	69

22.0	ECONOMIC ANALYSIS	70

23.0	ADJACENT PROPERTIES	72

24.0	OTHER RELEVANT DATA AND INFORMATION	74

25.0	INTERPRETATION AND CONCLUSIONS	74

26.0	RECOMMENDATIONS	74

27.0	REFERENCES	75

LIST OF ILLUSTRATIONS

Figure 1: View of PotashCorp Rocanville surface potash plant, fall 2015	10

Figure 2: Actual finished potash products production from the Rocanville mine over the past 10 years (in million tonnes per year)	12

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Rocanville	15

Figure 4: Map showing location of PotashCorp Rocanville Division (blue circle) relative to Saskatchewan subsurface potash mineralization (pink).PotashCorp Crown Leases in the province are in green and other companies’ Crown Leases are in red (Saskatchewan Geological Atlas, 2017)	17

Figure 5: Map of PotashCorp Rocanville Subsurface Mineral Leases KLSA 002B and KL 249, as well as Rocanville Unit #1 and Rocanville Unit #2. Approximate location of existing surface plant is marked (blue circle)	19

Figure 6: Map showing infrastructure (provincial township names, towns, roads, railways and
water-bodies) near PotashCorp Rocanville Division	21

Figure 7: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982)	23

Figure 8: Diagrammatic vertical section showing basic layered-Earth stratigraphy in a typical
Saskatchewan potash region (from Fuzesy, 1982)	24

Figure 9: Schematic cross-section across southern Saskatchewan of the Prairie Evaporite Formation showing relative position of potash beds. At Rocanville potash is mined from the
Esterhazy Member, labeled “EM” (from Fuzesy, 1982)	26

Figure 10: Potash Exploration Coverage at Rocanville (2D & 3D surface seismic and potash wells)	28

Figure 11: Airphoto showing the PotashCorp Rocanville Potash Mine surface plant, the Scissors Creek shaft site, the 2008 potash exploration wells (red stars), roads (red), the Qu’appelle River, and the Provincial surface township land-grid (black)	29

Figure 12: Seismic section from the Rocanville 2007 3D seismic data volume showing relative rock velocities of fast (red), slow (blue) and in between (white/pink). Vertical exaggeration is 2X, Sea Level (SL) is marked in metres, and major geological units are labeled	31

Figure 13: Zoom of Figure 12 of the Prairie Evaporites. Yellow dots are actual mine roof elevation data indicating how relatively flat the mining pattern is in the horizontal salts. Depth is shown in meters from Sea Level, where ground elevation is approximately 500 m above Sea Level	32

Figure 14: Drilling of pilot hole at the Scissors Creek shaft site in April 2009 (photo by K.
Weedmark, Moosomin World Spectator)	35

Figure 15: Three and one quarter inch (82.6 mm) diameter potash core from PCS Tantallon 8-2-18-32W1M is shown. The beginning of the best 2.59m (8.5’) potash interval for this drillhole is indicated by the yellow arrow at 1035.41 and base of the interval by the red arrow at 1038.00m. The blue line highlights the best 2.59 m potash interval	41

Figure 16: Potash assay bar-chart for PCS Tantallon 8-2-18-32W1 indicating the best 2.59 m
(8.5’) intersection for mining	42

Figure 17: Histogram of potash ore grade from 36,884 Rocanville in-mine samples (collected 1970 – 2016)	44

Figure 18: Map showing the Rocanville Potash Resources with mine workings to December 2016	52

Figure 19: Map showing the Rocanville Potash Reserves with mine workings to December 2016	55

Figure 20: Typical stratigraphic section correlated with composite photos covering both the Patience Lake Member and the Esterhazy Member potash production intervals. At Rocanville, all mining takes place in the Esterhazy Member	57

Figure 21: Actual mining, production and concentration ratio for the Rocanville mine over the past 10 years	59

Figure 22: Simplified flow diagram for potash flotation and crystallization milling methods used at Rocanville	61

Figure 23: Rocanville mill recovery rate over the past 10 years	62

Figure 24: PotashCorp potash sales, 2007 to 2016 in million tonnes / year (from PotashCorp
Online Financial Reports)	65

Figure 25: PotashCorp potash net sales, 2007 to 2016 in million US$ / year (from PotashCorp
Online Financial Reports)	65

Figure 26: World potash production and demand for 2015 (from PotashCorp Online Reports)	66

Figure 27: World potash shipments and consumption, 2004 to 2016 (from PotashCorp Online
Reports)	67

Figure 28: Historic annual average realized potash price in US$ / tonne (from PotashCorp
Online Reports)	71

Figure 29: Saskatchewan Potash Properties adjacent to PotashCorp Rocanville	73

LIST OF TABLES

Table 1: Potash assay values from Robertson Associates (1976) for an 8’ (2.44 m) mining height	34

Table 2: Assay results from five Rocanville West historical and five recent (2008) exploration wells. Note: interval is approximate mining height of 8.5’ (2.59 m)	37

Table 3: Combined assay results for all potash test wells within the new PCS Rocanville Potash Mining Leases KLSA 002 and KL 249	38

Table 4: Assay values for bar-chart in Figure 17. Sample 5 (highlighted in red) is split into two samples as it crosses the optimal mining interval. This sample is deemed to be uniformly distributed through 1035.33 to 1035.66 m	43

Table 5: Primary Potash Market Profile	66

1.0	SUMMARY

Potash Corporation of Saskatchewan Inc. (PotashCorp, or the Company) is the world’s largest integrated producer of fertilizer and related industrial and animal feed products. We produce the three primary plant nutrients: potash, phosphate and nitrogen. Our products serve customers on six continents. Our head office is in Saskatoon, Saskatchewan, Canada. We also have a major corporate office in Northbrook, Illinois, USA, and production facilities in Canada, the United States and Trinidad.

PotashCorp is a publicly traded Canadian corporation organized under the Canada Business Corporations Act with all shares listed and traded on the Toronto and New York stock exchanges (symbol POT).

PotashCorp owns and operates a potash mine at Rocanville, Saskatchewan, Canada (PCS Potash Rocanville Division, or Rocanville mine). The surface plant of the Rocanville mine is shown in Figure 1. Production of potash from the Rocanville mine began in September 1970.

Figure 1: View of PotashCorp Rocanville surface potash plant, fall 2015.

As of December 31, 2016 annual nameplate capacity for Rocanville is 6.0 million tonnes and annual operational capability is 3.0 million tonnes of finished potash products (concentrated KCl). Estimates of Nameplate Capacity are based on capacity as per design specifications or Canpotex entitlements once these have been determined. Operational capability is the estimated annual achievable production level (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime.

In recent years the Rocanville mine has undergone a major expansion which brings the nameplate capacity of the Rocanville facility to approximately 6.0 million tonnes of finished potash products per year. The regions of the proposed Rocanville expansion area are referred to as Rocanville West. The mine expansion involved sinking a third shaft, along with major upgrades and improvements of mine, mill, hoisting facilities, loadout facilities, and other infrastructure. The recent Rocanville expansion, which was announced in 2007, was substantially complete in 2016. Production is being ramped up through 2017. It is expected that Rocanville operational capability will be 5.0 million tonnes of finished potash products in 2017.

The original Rocanville Crown Subsurface Mineral Lease, numbered KL 111, was entered into in June, 1966. From time to time various minor amendments were made to this Crown Lease over the following years, resulting in Crown Lease KL 111R. A new, expanded Crown Subsurface Mineral Lease KLSA 002 was issued in February, 2010; this new Lease superceded KL 111R. The term of amended Crown Subsurface Mineral Lease KLSA 002 is from February, 2010 through February, 2029. Crown Legacy Lease KL 249, just west of KLSA 002, was entered into in December, 2016. The term of Crown Legacy Lease KL 249 is from December, 2016 through December, 2037. Both KLSA 002 and KL 249 have renewals (at the Company’s option) for 21 year periods. For more detail, see Section 4.2.

While the term potash refers to a wide variety of potassium bearing minerals, in the Rocanville region of Saskatchewan the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock-salt), with minor amounts of carnallite (KCl · MgCl2 · 6H2O) and water-insolubles. Potash fertilizer is actually concentrated, nearly pure KCl (i.e. greater than 95 % pure KCl), but ore-grade is traditionally reported on a %K2O equivalent basis. The “%K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from %K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

All conventional potash mines in Saskatchewan operate at 900 – 1200 m below surface within 15 – 50 m of the top of the Prairie Evaporite. Over the scale of any typical Saskatchewan potash mine (i.e.- ≈ 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. The Rocanville mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by conventional mining methods, with continuous conveyor belt transport of ore from the mining face to the bottom of the production shaft. The underground mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and Gebhardt (1993).

Virtually all Rocanville underground mining rooms are in the potash mineralized zone situated approximately 30 m below the top of the host evaporite salt, the Prairie Evaporite Formation. Depth to the top of the main mineralized zone varies between 950 m (original shaft area) and

1250 m (the deepest potash exploration well), but is shallower than 1100 m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by overlying salt and potash beds which overlie the mineralized zone. Conservative extraction ratios (never exceeding 45% in any mining block) are employed at Rocanville in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers. The Rocanville potash seam is accessed by three shafts from surface to underground: the two production shafts also provide exhaust ventilation from underground workings, and the newly constructed third shaft at Scissors Creek is used for service access, fresh-air ventilation and second egress. Raw potash ore is processed and concentrated on surface, and concentrated finished potash products (near-pure KCl) is sold and shipped to markets in North America and offshore.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. PotashCorp stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates four licensed brine disposal wells near the surface plant of the Rocanville mine.

Over the 46 year mine life to date 216.361 million tonnes of potash ore have been mined and hoisted at Rocanville to produce 70.887 million tonnes of finished potash products (from startup in 1970 to December 31, 2016). The life-of-mine average concentration ratio (raw-ore / MOP-product) is 3.05 and the average mining extraction ratio over this time period is 31%.

Production of finished potash products at Rocanville for the last 10 years is shown in Figure 2.

Figure 2: Actual finished potash products production from the Rocanville mine over the past 10 years (in million tonnes per year).

Over the past three years (2014, 2015, 2016), actual potash production at Rocanville has totaled:

-	24.285 million tonnes of ore mined and hoisted (8.095 million tonnes per year, on average)
-	7.696 million tonnes of concentrated finished potash products produced (2.565 million tonnes per year, on average)
-	Average ore grade was 23.07 % K20 equivalent
-	Average concentration ratio (ore mined / potash produced) was 3.16

Potash reserves and resources for PotashCorp Rocanville, as of December 31, 2016 are:

Proven Mineral Reserves (millions of tonnes recoverable ore)	216
Probable Mineral Reserves (millions of tonnes recoverable ore)	339
Total Mineral Reserves (millions of tonnes recoverable ore)	555
Average K2O grade (from in-mine samples)	23.5%
Years of Remaining Mine Life	69

Measured Potash Resource (millions of tonnes in-place)	482
Indicated Potash Resource (millions of tonnes in-place)	1,165
Inferred Potash Resource (millions of tonnes in-place)	1,581

The Mineral Resources reported above are not inclusive of the Mineral Reserves.

The average potash mineral grade for mineral reserves and mineral resources determined from 36,884 in-mine chip samples is 23.5% K20 equivalent (see Section 11.2).

Potash production in any given year at the Rocanville potash mine is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The mineral reserve tonnage and historic average production are used to estimate remaining mine life. If the average mining rate seen over the past three years at Rocanville (6.854 million tonnes of potash ore mined and hoisted per year) is sustained and if reserves remain unchanged, then the Rocanville mine life is approximately 69 years from January 1, 2017. The estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates change.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as: unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

2.0	INTRODUCTION

The purpose of this document is to give a formal reporting of potash mineral reserves and resources for PCS Potash Rocanville Division, and to provide a description of the method used to compute potash resource and reserve tonnages. Sources of geological and geotechnical information analyzed from this study include:

-	Publicly available geological maps, reports and publications (listed in Section 27.0 References)
-	Internal reports on historic exploration boreholes
-	Data from recent exploration boreholes
-	Hydrogeological analysis conducted in recent exploration boreholes
-	Geological studies conducted at the Rocanville mine over the past 46 years
-	In-mine geophysical studies conducted at the Rocanville mine over the past 46 years
-	Geotechnical studies conducted for the Rocanville mine over the past 46 years
-	2D surface seismic exploration data (approximately 1111 line km collected to date)
-	3D surface seismic exploration data (covering approximately 615 km2 to date)

All data and reports are archived at PotashCorp corporate offices in Saskatoon and at the Rocanville minesite. In addition, borehole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of the Economy, Integrated Resource Information System (IRIS), and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by PotashCorp technical staff under the supervision of Mark Fracchia (P. Eng., Chemical Engineer, President, PCS Potash). Jodi Derkach (P. Geo.) and Tanner Soroka (P. Geo.) conducted or were involved with geological studies and investigations at Rocanville, and Craig Funk (P. Eng., P. Geo.) and Arnfinn Prugger (P. Geo.) conducted or were involved with geophysical studies and investigations at Rocanville. Each of these staff visits the Rocanville potash minesite numerous times every year. As well, geological and geophysical data and information pertaining to the Rocanville mine are regularly presented to and discussed with technical and engineering staff from the Rocanville minesite.

All historic mining and mineral rights data and information presented in this report were personally reviewed and inspected by Lisa MacKenzie (GIS Cert.) and Jodi Derkach (P. Geo.).

3.0	RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	GENERAL

The Rocanville mine is located in south eastern Saskatchewan near the Saskatchewan-Manitoba Provincial Boundary, approximately 15 kilometers north-east of the town of Rocanville, Saskatchewan. The general location is shown on the map in Figure 3.

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Rocanville.

The legal description (Saskatchewan Township / Range) of the Rocanville surface plant is

Section 22 Township 17 Range 30 West of the 1st Meridian. More precisely, the Rocanville #2

Shaft collar is located at:

-	Latitude:	50 degrees 28 minutes 19.54 seconds North
-	Longitude:	101 degrees 32 minutes 42.58 seconds West
-	Northing:	5,596,826.122 m
-	Easting:	745,137.307 m
-	Elevation:	480.36 metres above mean Sea Level (SL)
-	Projection:	UTM
-	Datum:	NAD83
-	Zone:	13

PotashCorp owns approximately 3,059 hectares (7,559 acres) of surface rights required for current Rocanville mine operations, including all areas covered by the existing surface plant and Tailings Management Area, and all surface lands required for anticipated future Rocanville mine and expanded milling operations.

All permits and approvals required for the operation of a potash mine in Saskatchewan are in place at Rocanville.

Figure 4 is a more detailed map showing the location of Rocanville Division relative to the potash deposits in Saskatchewan.

Figure 4: Map showing location of PotashCorp Rocanville Division (blue circle) relative to Saskatchewan subsurface potash mineralization (pink). PotashCorp Crown Leases in the province are in green and other companies’ Crown Leases are in red (Saskatchewan Geological Atlas, 2017).

4.2	MINERAL RIGHTS

Lands at Rocanville are mined pursuant to mining leases with the Province of Saskatchewan, Canada (the Crown), and with non-Crown (Freehold) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015. The original Rocanville Crown Subsurface Mineral Lease KL 111 was entered into in June, 1966. In the following years, various minor amendments were made to this Crown Lease, resulting in Crown Subsurface Mineral Lease KL 111R.

Within KL 111R, 35,234 hectares (87,065 acres) are mined pursuant to a “Unitized Area Agreement”, which has been in place since mining began in 1970 (Rocanville Unit Area #1). Under a Unitization Agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire Unit Area regardless of whether or not their lands are actually mined. When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). In order to treat mineral rights holders in both low-extraction and high-extraction areas fairly, and to promote good mining practices, a Unitization Agreement is the preferred method for treating all potash mineral rights holders in a mining region equally. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000 hectare Unit Area, they would be paid 10% of the total monthly royalty payout from that Unit Area.

In May 2007, application was made for a Permit to Prospect for Subsurface Minerals (Potash Exploration Permit) covering approximately 25,990 hectares (64,222 acres) of Crown land in the area just west of and adjoining the existing Rocanville Crown Lease KL 111R. In late 2007 a major expansion of the Rocanville mine was announced. Regions of the proposed Rocanville expansion area are referred to as Rocanville West. Potash Exploration Permit KP 338A was issued in May, 2008. A potash exploration program was initiated in 2007 and completed in 2008 to determine the extent of potash mineralization in the Rocanville West area.

A new Crown Subsurface Mineral Lease numbered KLSA 002 was issued in February 2010, incorporating all Crown mineral holdings within the existing Crown Lease KL 111R and approximately 2/3 of Crown lands covered in KP 338A. The portion of the lands that were not part of the lease amalgamation remained as Crown Exploration Permit KP 338B. KLSA 002B encompasses approximately 93,331 hectares (230,625 acres), comprised of 44,652 hectares (110,844 acres) of Crown Land and approximately 48,679 hectares (119,759 acres) of Freehold Land. The term of Crown Subsurface Mineral Lease KLSA 002B is from February, 2010 to February, 2029, with renewals (at the Company’s option) for 21 year periods.

As these Crown Lease adjustments were being pursued and implemented, negotiations were undertaken to purchase or lease potash mineral rights from non-Crown (Freehold) mineral rights holders, and to create a second, new Unitized Area west of the existing Rocanville Unit #1. All work to create a new Unitized Area west of the existing Unit Area #1 was completed by the end of 2011. Rocanville Unit #2 covers a total area of 44,947 hectares (111,066 acres).

Rocanville Unit Area #1 and Rocanville Unit Area #2 are shown in Figure 5.

In December, 2016 KP 338B was converted to a Crown Legacy Lease KL 249. KL 249 encompasses approximately 20,243 hectares (50,022 acres), which is comprised of 11,032 hectares (27,262 acres) of Crown Land, 2,504 hectares (6,190 acres) of Federal Crown Land, and 6,707 hectares (16,574 acres) of Freehold Land. The term of Crown Lease KL 249 is from December 2016 to December 2037, with renewals (at the Company’s option) for 21 year periods.

The aerial extents of KLSA 002B, KL 249, Rocanville Unit #1 and Rocanville Unit #2 are shown in Figure 5.

Figure 5: Map of PotashCorp Rocanville Subsurface Mineral Leases KLSA 002B and KL 249, as well as Rocanville Unit #1 and Rocanville Unit #2. Approximate location of existing surface plant is marked (blue circle).

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Rocanville mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American Highway System. Location of the Rocanville Division with respect to the features described in this section (major road and rail infrastructure, as well as nearby river systems) is shown in Figure 6.

The Rocanville mine is served by a number of towns and villages within 50 kilometres of the minesite. The nearest towns are Rocanville (15 km distant), Moosomin and Esterhazy (both 50 km distant). The nearest city is Yorkton (100 km distant).

Rocanville is situated near the north extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Qu’Appelle River valley, a glacial outflow channel, lies just north of the minesite, and the Assiniboine River valley is a few kilometers to the east.

Climate at the Rocanville mine is typical for an in-land prairie location at latitude 50~~º~~ North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers – facilities to carry out all aspects of these tasks are in place at Rocanville (for more information, see Section 20.0).

Figure 6: Map showing infrastructure (provincial township names, towns, roads, railways and water-bodies) near PotashCorp Rocanville Division.

6.0	HISTORY

Ten potash mines were brought into production in Saskatchewan, Canada in the period 1962 through 1970. No new potash mines have been brought into production in the province since then. However, the Patience Lake mine, originally a conventional mine lost to flooding in 1988, has been operated as a solution mine since 1989. With nearly 50 years of production history, many potash mines have contracted or expanded production in response to the demand for potash. At present, eight of the ten operating mines are conventional underground mines, and two operate using solution mining methods.

Exploration drilling for potash in the Rocanville, Saskatchewan area was carried out in the 1960s. Thirty-four potash test wells were drilled during this early exploration phase: 25 in Saskatchewan and nine in Manitoba. The Rocanville mine was built by a company called Sylvite of Canada Ltd. (a Division of Hudson’s Bay Mining and Smelting Ltd.) in the late 1960s, and potash production began at Rocanville in 1970. The mine has run on a continuous basis since then (other than during short-term shutdowns taken for inventory management purposes). Potash Corporation of Saskatchewan Inc. acquired the Rocanville mine in 1977. Both flotation and crystallization methods are used at Rocanville to produce granular and standard potash products.

A major expansion to increase the nameplate capacity of Rocanville from 3.0 to approximately 6.0 million tonnes of finished potash products per year was announced in 2007. Expansion work was substantially complete by the end of 2016. Production is being ramped up through 2017. It is expected that Rocanville operational capability will be 5.0 million tonnes of finished potash products in 2017. For further information, see Section 21.0.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains the Western world’s largest deposits of potash. The potash extracted from the predominantly sylvinite ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 7.

Figure 7: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982).

The 100-200 m thick Prairie Evaporite is overlain by approximately 500 m of Devonian carbonates, followed by 100 m of Cretaceous sandstone, then followed by 400 m of Cretaceous shales and Pleistocene glacial tills to surface, and is underlain by Devonian carbonates (Fuzesy, 1982). The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section showing Saskatchewan stratigraphy is shown in Figure 8. Rocanville stratigraphy differs slightly from this regional model in that Mississippian carbonates and Jurassic clastics are present.

553.2 m
1815 ft.
500 m
CN TOWER
TORONTO
POTASH MINE
SASKATOON AREA
ground level
RECENT
TERTIARY ABSENT
CRETACEOUS
−500 m
JURASSIC
TRIASSIC
PERMIAN
CARBONIFEROUS
ABSENT
DEVONIAN
−1000 m
PRAIRIE
EVAPORITE
SILURIAN
ORDOVICIAN
−1500 m
CAMBRIAN
gravel & till
sand
shale
potash
evaporite
carbonate
PRECAMBRIAN

Figure 8: Diagrammatic vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock-salt (NaCl), with minor carnallite (KCl · MgCl2 · 6H2O) and water-insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95 % pure KCl), but ore-grade is traditionally reported on a %K2O equivalent basis. The “%K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from %K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

Over the past three years (2014, 2015, 2016), the average, measured potash ore grade of the mill feed at Rocanville was 23.1% K20 equivalent. The average ore grade is reported from 23 historic surface drillhole intersections, all within the original Rocanville Potash Lease KL 111R, is 22.5 % K20 equivalent. Using historic wells, plus 10 wells in the Rocanville West exploration area, the average ore grade calculated is 22.3% K20 equivalent (discussed further in Section 10.0). The average ore grade observed from 36,884 in-mine chip samples taken over 46 years of mining (to December 31, 2016) is 23.5 %K20 equivalent (discussed further in Section 11.2).

8.0	DEPOSIT TYPE

There are three mineable Potash Members within the Prairie Evaporite of Saskatchewan. Stratigraphically highest to lowest these members are: Patience Lake, Belle Plaine, and Esterhazy. A geological section showing potash members that occur in Saskatchewan is shown in Figure 9.

The Rocanville potash deposit lies within the Esterhazy Member of the Prairie Evaporite Formation. The Patience Lake Member potash beds are not present in the Rocanville Area. The Belle Plaine and White Bear Members are present, but not conventionally mineable in the Rocanville area. The potash zone at Rocanville is approximately 2.4 metres thick and occurs near the top of the Prairie Evaporite Formation. Potash mineralization in this area is flat-lying and continuous. For the most part, Rocanville potash mineralization occurs at 950 – 1100 metres depth below surface. Salt cover from the ore zone to overlying units is approximately 30 metres. The Rocanville mine operates as a conventional, underground potash mine.

Figure 9: Schematic cross-section across southern Saskatchewan of the Prairie Evaporite Formation showing relative position of potash beds. At Rocanville potash is mined from the Esterhazy Member, labeled “EM” (from Fuzesy, 1982).

9.0	EXPLORATION

Before the Rocanville mine was established in 1970, all exploration consisted of drilling test holes from surface and analysis of core from these boreholes (results are discussed in Section 10.0). A map showing all potash exploration coverage near Rocanville Division (boreholes, 2D seismic and 3D seismic coverage) is shown in Figure 10.

There was no further exploration drilling at Rocanville until 2007 – 2008. A potash exploration program was initiated in 2007 and carried out under the direction of PotashCorp staff in 2008 in order to determine the extent of potash mineralization in the Rocanville West area. This exploration work consisted of:

-	Analysis of data from 5 existing exploration boreholes (well-logs from surface casing to total-depth within or below the Prairie Evaporite)
-	Analysis of 377 km of existing 2D surface seismic data
-	Acquisition and analysis 124 km2 (48 miles2) of 3D surface seismic data,
-	Drilling of 4 potash exploration boreholes from surface to the base of the Prairie Evaporite (all with a complete suite of modern well-logs plus coring of the potash mineralized zone)
-	Drilling of 1 shaft pilot borehole (with a complete suite of modern well-logs plus coring of the entire rock column from surface to below the potash mineralized zone)

Two 3D seismic programs were performed in 2011. These accounted for a total of 7,884.40 hectares (19,482.71 acres) of surface seismic data. In 2015, two additional seismic programs were completed. These programs accounted for a total of 19,322.42 hectares (47,746.57 acres). Further to this, a total of 108 linear kilometres of 2D seismic trade data were investigated in 2015.

A new disposal well was drilled in 2014, but assay data through the Prairie Evaporite were not taken.

Figure 10 shows Rocanville exploration to date; this includes 2D and 3D seismic along with drill hole locations. Figure 11 shows locations of the 2008 exploration boreholes relative to the existing PotashCorp Rocanville Mine surface plant. The 2008 shaft pilot well is also marked as the Scissors Creek Shaft Site.

19-02-W2
19-01-W2
19-33-W1
19-32-W1
19-31-W1
19-30-W1
19A-02-W2
19A-01-W2
18-02-W2
18-01-W2
18-33-W1
18-32-W1
18-31-W1
18-30-W1
17-02-W2
17-01-W2
17-33-W1
17-32-W1
17-31-W1
16-02-W2
16-01-W2
16-33-W1
16-32-W1
16-31-W1
16-30-W1
15-33-W1
15-32-W1
15-31-W1
15-30-W1
14-33-W1
14-32-W1
Saskatchewan
Manitoba
Drillhole
Rocanville 2D Seismic Coverage
Rocanville 3D Seismic Coverage
Rocanville Crown Lease KL 249
Rocanville Crown Lease KLSA 002B
0 5 10 15 20 Kilometres

Figure 10: Potash Exploration Coverage at Rocanville (2D & 3D surface seismic and potash wells).

2008 Potash Exploration Wells
Railway
Highway
Rocanville Potash Surface Plant
Qu'appelle River
Scissors Creek Shaft Site
PCS TANTALLON 9-11-18-33
PCS TATALLON 8-2-18-32
PCS ROCANVILLE 4-34-16-33
PCS ROCANVILLE 13-9-16-33
18-33-W1
18-32-W1
18-31-W1
18-30-W1
17-33-W1
17-32-W1
17-31-W1
17-30-W1
16-33-W1
16-32-W1
16-31-W1
16-30-W1
16-01-W2
15-32-W1
15-31-W1
15-30-W1

Figure 11: Airphoto showing the PotashCorp Rocanville Potash Mine surface plant, the Scissors Creek shaft site, the 2008 potash exploration wells (red stars), roads (red), the Qu’appelle River, and the Provincial surface township land-grid (black).

In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite salts exist, are flat-lying, and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Potash Lease. Historically 2D seismic, and now the more accurate 3D seismic methods are used to map continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development, since these structures can act as conduits for water into mine workings. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings are effectively mitigated.

A typical seismic section from the Rocanville area is shown in Figure 12. This is a fence section extracted from the “Rocanville-Cutarm” 2008 3D survey. A 2x vertical stretch has been applied to these data. The vertical scale is in metres relative to sea level (SL). The seismic section is “painted” with rock velocities computed from the seismic data: blues are slow (shales), reds are fast (carbonates), and pinks/whites are intermediate (sand, salt). Note that the reflectors at both top and bottom of the unit marked Prairie Evaporite are continuous. This indicates an undisturbed, flat-lying salt within which potash will be found (based on 46 years of mining experience at Rocanville).

Figure 13 is a detailed (zoomed-in) view of the data plotted in Figure 12. In this figure, mine elevations from the in-mine level survey are added into the seismic data volume; the seismic data were acquired in 2007 and the room plotted in the figure was cut in 2008. Experience has shown that the potash mining zone is continuous whenever seismic data are undisturbed and flat-lying as shown here. Surface seismic data are generally collected three to five years in advance of mining. Any area identified as seismically unusual is identified early, and mine plans are adjusted to avoid these regions.

Cretaceous Shales
+200m
Blairmore Sands
0m (Sea Level)
-200m
Devonian Carbonates
-400m
Prairie Evaporite
Winnipegosis
Interlake Carbonates
-800m
Cambrian Sands
-1000m
-1200m
Pre-Cambrian Basement

Figure 12: Seismic section from the Rocanville 2007 3D seismic data volume showing relative rock velocities of fast (red), slow (blue) and in between (white/pink). Vertical exaggeration is 2X, Sea Level (SL) is marked in metres, and major geological units are labeled.

Figure 13: Zoom of Figure 12 of the Prairie Evaporites. Yellow dots are actual mine roof elevation data indicating how relatively flat the mining pattern is in the horizontal salts. Depth is shown in meters from Sea Level, where ground elevation is approximately 500 m above Sea Level.

10.0	DRILLING

For the original Rocanville potash test wells drilled in 1960s, the primary objective was to sample the potash horizon to establish basic mining parameters. Seismic surveys (2D) were done sparingly in those days, thus the drillhole information was heavily relied upon to evaluate potash deposits. Test wells would penetrate the evaporite section with a hydrocarbon based drilling mud (oil based, or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well logs were acquired and in many cases, drill stem tests were run in overlying aquifers (notably in the Dawson Bay Formation, a carbonate immediately overlying Prairie Evaporite salts) to help assess brine inflow potential. Core samples from the targeted potash intersection were split or quartered (cut with a masonry saw) and the results analyzed to establish potash grades.

Original PCS Rocanville borehole assay data are shown in Table 1. These data are taken from Robertson et al. (1976). As explained in the Robertson Associates report, the Rocanville prospect was originally explored by 34 drill holes in Saskatchewan and Manitoba. Twenty-six of the 34 wells are listed in Table 1. These wells were drilled within or close to the original unitization area, or pooled potash mineral lands in Saskatchewan (see Figure 10 and 11 for well locations). In one of these drillholes (14-36-17-30W) a deflection technique was used to obtain an additional intersection of the potash horizon, resulting in the total of 26 intersections. Potash intersections for wells 24 and 25 in Table 1 are anomalous and mining into areas represented by these intersections would be avoided. Therefore, the average grade calculations below do not include these wells. Note that carnallite values for well 10 are not available.

The average of these borehole data gives an estimate of the mean grade of the mineralization in place at PCS Rocanville of 22.5% K2O total, 1.15 % water insolubles, 3.77 % carnallite, and with halite as the remainder.

No further exploration drilling was done at Rocanville until 2008, when 4 potash exploration wells and one shaft pilot-well were drilled. The basic drilling program was specified by PotashCorp Earth Science staff. Artisan Drilling provided drill site supervision, and were involved from selection of a drilling contractor through completion for the 2008 Rocanville West exploration program. R H Brown Consulting Geologists provided technical and geological rig services. Akita Drilling Ltd. (the drilling contractor), of Calgary, Alberta provided all 2008 drilling services using an oil well drilling rig. Geophysical logging services were provided by Schlumberger Canada Ltd. Of Calgary, Alberta, and drill-stem testing services were provided by Baker Hughes Canada and Northstar Drillstem Testers. Figure 14 is a photograph showing the drill site for the Scissors Creek shaft pilot-well. The drill rig shown in the photo is the same one used to drill the four exploration wells in the Rocanville West exploration program.

Table 1: Potash assay values from Robertson Associates (1976) for an 8’ (2.44 m) mining height.

PCS Rocanville		Weighted Average for 8 Foot (2.44 m) Mining Interval
#	Well	% K2O Total	% Water Insolubles	% Carnallite
1	14-05-17-30	15.56	0.96	10.27
2	01-04-17-30	23.84	1.15	4.34
3	04-20-17-30	23.86	1.22	0.19
4	01-16-17-30	27.05	1.31	4.29
5	05-07-18-30	19.95	1.07	4.92
6	08-32-17-30	20.74	1.06	5.18
7	03-28-17-30	26.32	1.26	6.48
8	13-22-17-30	35.10	1.30	5.40
9	13-14-17-30	23.73	1.40	7.02
10	01-14-17-30	15.67	1.15	N/A
11	10-12-17-30	16.35	1.06	7.62
12	16-22-17-30	29.06	1.38	0.11
13	04-24-17-30	17.88	0.81	0.19
14	16-04-18-30	21.89	1.26	5.71
15	10-34-17-30	24.85	1.48	0.18
16	11-25-17-30	19.60	1.15	2.13
17	06-30-17-29	21.96	1.01	6.52
18	13-16-18-30	20.32	0.75	0.74
19	02-11-18-30	24.87	0.97	0.20
20	14-36-17-30	17.06	0.93	6.80
21	14-36-17-30W*	26.26	1.42	4.76
22	11-14-18-30	26.53	1.09	0.22
23	02-06-18-29	19.69	1.34	3.34
24	16-26-18-30	5.0% (Excluded)	N/A	N/A
25	15-24-18-30	0.0% (Excluded)	N/A	N/A
26	11-18-18-29	22.65	1.15	0.15
Average of Useable Values:		22.53	1.15	3.77

*	Note: The “W” for borehole #21 refers to a deflection, or whipstock, off original borehole #20.

Figure 14: Drilling of pilot hole at the Scissors Creek shaft site in April 2009 (photo by K. Weedmark, Moosomin World Spectator).

Each exploration well and the pilot-well was drilled in such a way as to protect the potash minerals from dissolution while core sampling through the targeted mining zone (the Esterhazy Member of the Prairie Evaporite Formation). To accomplish this, the aquifers above the top of salt (top of the Prairie Evaporite) were isolated behind a casing before the drilling mud was changed over to an oil based system. Each well penetrated approximately 10 m into the Winnipegosis Formation, which lies immediately below Prairie Evaporite salts, before drilling was terminated (i.e.- through the Prairie Evaporite and far enough into the underlying formation to permit proper geophysical logging of the base of salt).

Hydrogeology in the formations immediately overlying the Prairie Evaporite was evaluated in part by core sampling through the Dawson Bay Formation (for examination of porosity and permeability). As well, drill stem tests were run in the Dawson Bay and Lower Souris River Formations. In the pilot well, core sampling and drill stem testing were done more extensively as part of a comprehensive investigation for a shaft liner design. In every well, all of the coring and testing of formations above the Prairie Evaporite was completed prior to setting the casing and changing the drilling mud to an oil based system.

One exploration well, PCS Tantallon 9-11-18-33, was extended deeper, through the Devonian Formations and into the base of the Silurian Interlake Formation (see Figure 8 to identify formations). The Interlake Formation is a porous carbonate aquifer. Reservoir properties of this aquifer are of interest because it is the salt water disposal zone of choice in the Rocanville area. This well was instrumented with vibrating wire piezometers in order to monitor changes in hydraulic head over time. Nine piezometers (four above the Prairie Evaporite and five below) were placed in the Tantallon Interlake well as part of the well abandonment process. Data from these transducers can be used to help calibrate regional hydrogeological models.

A standard suite of geophysical logs was run in each well. These logs included: Gamma Ray, Neutron, Density, Electrical Resistivity (or Induction), Sonic (full-waveform P & S), and Caliper. In certain wells additional specialized logs were run for fracture mapping and/or porosity investigation over certain geological intervals. A deviation survey was run in each well, which was found to be minimal for all holes (i.e.- all holes are vertical). Stages of open-hole logging had to be completed before casing was put in place. The stages depended on formational permeability (such as the Mannville Formation, which is a major regional aquifer and needs to be isolated) and formational composition (it is necessary to change drilling mud when drilling through salts to not dissolution the rock).

After the geophysical logging was completed, three of the test holes were plugged and abandoned in a conventional manner in accordance with Saskatchewan Ministry of the Economy (ECON) regulations. The deep monitor well was instrumented and cemented through the use of a tremie pipe as approved by the ECON. The shaft pilot well was abandoned in a manner that will allow for hydrodynamic relief during the freezing process that will be applied in the upper 570 m (approximately) of the new shaft excavation. The pilot well is plugged below 570 m, as approved by ECON.

Potash core samples from the four Rocanville West exploration wells and the Scissors Creek shaft pilot well were assayed as described in Section 12.0 of this report. The assay results for these wells and five historical potash wells within the new Rocanville West mineral lease area are listed in Table 2. Note that the assay results are for the best 2.59 m (8.5’) mining interval (the assumed mining height). An operational decision has been made to develop the some areas of the Rocanville West mining area at a height of 2.59 m (8.5’), since this mining height allows for more headroom with minimal negative impact on ore grade. Some areas of Rocanville West might be mined with the older 2.44 m (8’) high boring machines, which would result in lower tonnage and a higher mineral grade mill feed than reported here. Since we cannot foresee which areas will be mined with which machine in future, we have adopted the more conservative assumption of a 2.59 m (8.5’) mining height for Rocanville West, but left historically reported values (which assumed mining height of 2.44 m / 8’) unchanged. Mining machines at Rocanville use potassium sensing technology to ensure that rooms are always cut in the best available potash ore.

A new disposal well was drilled in 2014, but assay data through the Prairie Evaporite were not taken.

Combining the assay results from the original PCS Rocanville exploration wells (Table 1) and the Rocanville West exploration wells (Table 2), the mean potash mineral grade for the Rocanville wells is 22.31% K2O total, 1.18 % water insolubles, and 3.65 % carnallite (Table 3).

Table 2: Assay results from five Rocanville West historical and five recent (2008) exploration wells. Note: interval is approximate mining height of 8.5’ (2.59 m).

Rocanville West		Weighted Average for 8.5 Foot (2.59 m) Mining Interval
#	Well	% K2O Total	% Water Insolubles	% Carnallite
Historical Wells
27	CST Carnoustie Province 4-20-17-32W1	22.74	0.95	1.77
28	Madsen No. 2 Carnoustie 1-14-17-33W1	25.62	2.72	2.52
29	Madsen No. 1 Carnoustie 13-22-17-33W1	21.75	2.61	7.24
30	Madsen No. 3 Carnoustie 16-26-17-33W1	24.01	0.92	0.16
31	Madsen No. 4 Carnoustie 13-29-17-33W1	Excluded (Anomalous)	N/A	N/A
2008 Wells
32	PCS Rocanville 6-13-17-32W1	23.60	0.41	0.25
33	PCS Tantallon 8-2-18-32W1M	20.70	1.06	0.76
34	PCS Rocanville 13-9-16-33 WIM	23.44	1.42	8.32
35	PCS Rocanville 4-34-16-33 W1M	15.70	0.67	8.84
36	PCS Tantallon 9-11-18-33W1	18.03	0.36	0.25
Average of useable values:		21.73	1.24	3.35

Table 3: Combined assay results for all potash test wells within the new PCS Rocanville Potash Mining Leases KLSA 002 and KL 249.

PCS Rocanville - Potash Test Wells to December 31, 2016
#	Well	% K2O Total	% Water Insolubles	% Carnallite
All west of the Prime Meridian
1	14-05-17-30	15.56	0.96	10.27
2	01-04-17-30	23.84	1.15	4.34
3	04-20-17-30	23.86	1.22	0.19
4	01-16-17-30	27.05	1.31	4.29
5	05-07-18-30	19.95	1.07	4.92
6	08-32-17-30	20.74	1.06	5.18
7	03-28-17-30	26.32	1.26	6.48
8	13-22-17-30	35.10	1.30	5.40
9	13-14-17-30	23.73	1.40	7.02
10	01-14-17-30	15.67	1.15	N/A
11	10-12-17-30	16.35	1.06	7.62
12	16-22-17-30	29.06	1.38	0.11
13	04-24-17-30	17.88	0.81	0.19
14	16-04-18-30	21.89	1.26	5.71
15	10-34-17-30	24.85	1.48	0.18
16	11-25-17-30	19.60	1.15	2.13
17	06-30-17-29	21.96	1.01	6.52
18	13-16-18-30	20.32	0.75	0.74
19	02-11-18-30	24.87	0.97	0.20
20	14-36-17-30	17.06	0.93	6.80
21	14-36-17-30W	26.26	1.42	4.76
22	11-14-18-30	26.53	1.09	0.22
23	02-06-18-29	19.69	1.34	3.34
24	16-26-18-30	Excluded (5.0%)	N/A	N/A
25	15-24-18-30	Excluded (0.0%)	N/A	N/A
26	11-18-18-29	22.65	1.15	0.15
27	4-20-17-32	22.74	0.95	1.77
28	1-14-17-33	25.62	2.72	2.52
29	13-22-17-33	21.75	2.61	7.24
30	16-26-17-33	24.01	0.92	0.16
31	13-29-17-33	Excluded (Anomalous)	N/A	N/A
32	6-13-17-32	23.60	0.41	0.25
33	8-2-18-32W	20.70	1.06	0.76
34	13-9-16-33	23.44	1.42	8.32
35	4-34-16-33	15.70	0.67	8.84
36	9-11-18-33	18.03	0.36	0.25
Average of useable values:		22.31	1.18	3.65

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	ANALYSIS OF EXPLORATION DATA

Exploration in the Rocanville area was conducted in two very different time periods: the 1960s, then in 2008. Sampling and assaying of potash cores samples was done using methods considered consistent with standard procedures for potash exploration at these times.

Drillhole sampling methods have remained essentially the same over the years. Potash core samples are acquired as described in Section 10.0 of this report. Short segments of core usually about 0.3 m (1 foot) in length are labeled based on visible changes in mineralization, and sometimes based on more or less fixed intervals. Each segment of core is then split in half using some type of rock or masonry saw. Samples from historical wells were sometimes quartered, but all of the 2008 samples from Rocanville West were only halved. Figure 15 shows core from a recent exploration well.

Some historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, SK) of the Saskatchewan Ministry of Energy and Resources. However, many if not all of these have deteriorated substantially. The remaining half core samples for all of the 2008 wells are presently stored at the PotashCorp Rocanville plant site.

For the exploration wells drilled in 2008, samples were chemical analyzed at the PCS Pilot Plant (under the supervison of former PotashCorp Chief Chemist, D. Matthews, MCIC) using the most accurate methods available for the required elements:

-	Potassium (K) content was analysed by titration using the STPB (sodium tetraphenylboron) method.
-	Sodium (Na) was analyzed by Atomic Absorption.
-	Calcium (Ca) and Magnesium (Mg) were analysed by EDTA (ethylenediaminetetracetate) titration.
-	Water Insoluble (WI) was analyzed gravimetrically.

All of the wet chemical methods are based upon either American Society of Testing Materials (ASTM) or Association of Official Analytical Chemists (AOAC) methods of analysis. The same samples were also analysed for process (milling) related properties, namely flotation performance, liberation characteristics, and mineralogical content.

Mineralogical (X-ray Diffraction) testing was conducted by the Saskatchewan Research Council (SRC) Mining and Minerals Division, in Saskatoon, Saskatchewan. The SRC geoanalytical laboratories are Standards Council of Canada Accredited, with the laboratory management system operated in accordance with ISO / IEC 17025:2005 (Can-P-4E), General Requirements of the Competence of Mineral Testing and Calibration Laboratories.

Detailed sample preparation was as follows:

1.	Place core samples in large flat metal pan. Break up with hammer into pieces of about 1”.
2.	Clean out jaw crusher, and place a clean 5 gallon pail under crusher. Start up crusher, check 0 setting, and then set gap to 10 mm. (Note: Jaw crusher should be running when adjusting gap).
3.

Put about half of broken core through jaw crusher. Shake pan under jaw crusher occasionally to spread out material. Remove crushed material and place on a full height 5 mesh screen with a full height pan underneath. Shake and tap screen by hand. Place +5 mesh in pan to be re-crushed. Place -5 mesh in a separate pan for crushed material.

4.	Repeat step #3 with the other half of the original broken sample.
5.	Re-crush the +5 mesh from step #3 & #4 with 10 mm opening on jaw crusher. Screen out +5 and -5.
6.	Adjust jaw crusher to 5 mm opening and crush +5. Screen out +5 and -5. Repeat crushing +5 mesh at 5 mm opening.
7.	Adjust crusher to 2.5 mm opening and crush +5 mesh. Screen out +5 and -5. Repeat crushing +5 mesh at 2.5 mm opening.
8.	Combine all crushed fractions and mix well. Place in a well-labeled bag. Seal tightly.
9.	Split out 1⁄4 from each crushed sample and pulverize for chemical analysis. The remaining 3⁄4 of the sample is bagged and sealed for future test work.

After chemical analysis was completed, the PotashCorp Earth Sciences group identified the ore zone (2.59 m) section of the cores. A composite sample of the ore zone was prepared for each core location. Flotation, liberation and metallurgical analysis were conducted on the composite samples in order to confirm milling assumptions for the Rocanville West ore. An example of the potash mineralized zone seen in PCS Tantallon 8-2-18-32W1M is shown in Figure 16.

Figure 15: Three and one quarter inch (82.6 mm) diameter potash core from PCS Tantallon 8-2-18-32W1M is shown. The beginning of the best 2.59m (8.5’) potash interval for this drillhole is indicated by the yellow arrow at 1035.41 and base of the interval by the red arrow at 1038.00m. The blue line highlights the best 2.59 m potash interval.

An assay plot, corresponding to the core photo seen in Figure 15, PCS Tantallon 8-2-18-32W1M is shown in Figure 16. This suite of assay data were compiled for all four potash wells drilled in the region in 2008. The best 8.5’ (2.59 m) mining interval intersected in each well, as discussed in Section 13.0, is determined from the assay values as indicated in Figure 17. At Rocanville, on-borer potassium sensing instrumentation is used to keep continuous mining machines centered on the optimal (highest mineral grade) portion of the seam shown in these figures. Table 4 lists the assay values used in the bar-chart plot in Figure 17.

Figure 16: Potash assay bar-chart for PCS Tantallon 8-2-18-32W1 indicating the best 2.59 m (8.5’) intersection for mining.

The PCS Pilot Plant lab participates in the Saskatchewan Potash Producers Association (SPPA) Sample Exchange Program to monitor the accuracy of analytical procedures used in the lab. In the early 1970s, the SPPA initiated a round robin Sample Exchange Program of which the purpose was to assist the potash laboratories in developing a high level of confidence in analytical results. This program has continued up to the present and participants include all of the major Canadian potash mine site labs, the PCS Pilot Plant lab, and an independent surveyor lab. The Sample Exchange Program provides the participants with three unknown potash samples for analysis four times per year. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed SPPA samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The PCS Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the

PotashCorp Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council (SRC), a fully certified analytical facility as described above.

In the opinion of the authors, the sampling methods are acceptable, are consistent with industry-standard practices, and are adequate for mineral resource and mineral reserve estimation purposes.

Table 4: Assay values for bar-chart in Figure 17. Sample 5 (highlighted in red) is split into two samples as it crosses the optimal mining interval. This sample is deemed to be uniformly distributed through 1035.33 to 1035.66 m.

PCS Tantallon 8-2-18-32W1 Assay Values
#	From (m)	To (m)	Interval (m)	% K2O Total	% W.I.	% Carnalite
1	1033.98	1034.32	0.34	9.83	2.04	1.611
2	1034.32	1034.68	0.36	9.50	0.65	0.480
3	1034.68	1035.00	0.32	15.23	0.28	0.114
4	1035.00	1035.33	0.33	10.29	0.25	0.149
5	1035.33	1035.41	0.08	7.52	0.09	0.046
2.59 m (8.5’) Mining Interval Top of Cut 1035.41
5	1035.41	1035.66	0.25	7.52	0.09	0.046
6	1035.66	1036.00	0.34	18.18	0.11	0.000
7	1036.00	1036.33	0.33	39.13	0.07	0.000
8	1036.33	1036.68	0.35	33.72	0.28	0.000
9	1036.68	1037.00	0.32	14.07	2.08	1.543
10	1037.00	1037.33	0.33	14.24	2.44	1.966
11	1037.33	1037.66	0.33	22.66	1.93	1.440
12	1037.66	1038.00	0.34	12.24	1.37	0.983
2.59 m (8.5’) Mining Interval Base of Cut 1038.00
13	1038.00	1038.33	0.33	3.44	0.61	0.583
14	1038.33	1038.66	0.33	4.64	1.10	1.417
2.59m (8.5’) Mining Interval Weighted Average				20.70	1.06	0.76

11.2	MEAN POTASH MINERAL-GRADE FROM IN-MINE SAMPLES

In-mine chip samples are taken at a 60 m interval in every underground mine room at Rocanville. To the end of 2016, 36,884 of these in-mine ore grade samples were collected. All samples were analyzed in the Rocanville mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected. Figure 17 shows a histogram of in-mine chip sample assay results from the Rocanville mine. The mean ore grade for this family of in-mine samples is 23.5 %K2O equivalent, while the median ore grade for this family of in-mine samples is 23.7%. The mean ore grade from in-mine samples is considered to be a more representative estimate of expected potash ore grade at Rocanville than drilling results presented in Section 10.0.

Figure 17: Histogram of potash ore grade from 36,884 Rocanville in-mine samples (collected 1970 – 2016).

11.3	POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS

An estimate of in-situ rock density is used to compute tonnages from measurements of mineralization volumes in all computations of mineral reserve and resource tonnages. A common approach is to determine resource and reserve volumes to a certain degree of confidence, then multiply this number (m3) by in-situ bulk-rock density (kg / m3) to give tonnage. However, establishing an accurate bulk-rock density value is not an easy or trivial task. Borehole well-log data can be used for this if accurate and calibrated well-logs were acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan almost all potash exploration drilling took place in the 1950s and 1960s, some time before density logs were accurate and reliable.

Another approach is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals and textbooks – then apply these densities to the bulk-rock in some way. Given that the density of each pure mineral is quantified and known, the only complicated part with this approach is determining what proportion of each mineral makes up the bulk-rock at a particular sample site. This is the approach taken here to determine an estimate of bulk-rock density for Rocanville potash mineralization. An obvious benefit of this approach is that a mean-value computed on the distribution shown in Figure 17 (36,884 sample points) has a much greater confidence interval than a mean-value computed from 25 – 35 borehole well-logs.

The main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite formation are:

Halite – NaCl

Sylvite – KCl

Carnallite – KMgCl3·6(H2O)

Insolubles – quartz, anhydrite, dolomite and clay minerals

All PotashCorp Divisions measure and record the in-mine K2O grade and insoluble content of the mined rock. In addition, the Mg content is also measured at Rocanville, since this is proportional to the carnallite content of the ore. From this set of measurements, the density of the ore can be estimated. The required composition and mineral density information for each mineral component is given below (http://webmineral.com):

Halite – NaCl

-	Na	39.34%
-	Cl	60.66%
-	Oxide form:
Na2O 53.03%

-	Mineral density – 2160 kg/m3

Sylvite – KCl

-	K	52.45%
-	Cl	47.55%
-	Oxide form:
	K2O	63.18%

-	Mineral density – 1990 kg/m3

Carnallite – KMgCl3·6(H2O)

-	K	14.07%
-	Mg	8.75%
-	H	4.35%
-	Cl	38.28%
-	Oxide form 34.55%:
	K2O	16.95%
	MgO	14.51%
	H2O	38.90%

-	Mineral density – 1600 kg/m3

-	Insolubles

-	Mineral density – 2770 kg/m3 (McEachern, personal communication)

Note that this estimate of the value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization (i.e.- chlorite, illite, limestone-mud, dolomite-mud, anhydrite-mud), and the average occurrence of these insoluble components, which is known from mining over the life of mine to date. Assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and reserve calculations would be negligible.

Computation of bulk-rock density when there is carnallite present in the ore, as is the case for Rocanville, is as follows. The mineral composition of potash ore in this case is halite, sylvite, carnallite, and insolubles. First the carnallite content is estimated from the Mg measurements. This is followed by removing the effect of the carnallite from the K2O measurements, leaving K2O values that are only due to sylvite; the sylvite percent is estimated from this adjusted K2O %. The percent of halite is assumed to be:

% halite = (100% - sylvite % - carnallite % - insolubles %)

The estimated density of the bulk-potash raw-ore is then:

RHObulk-rock =	halite_density x halite %	+
	sylvite_density x sylvite %	+
	carnallite_density x carnallite %	+
insolubles_density x insolubles %

=	2160 x halite % +
1990 x sylvite % +
1600 x carnallite % +
2770 x insolubles %

For 36,884 Rocanville in-mine samples:

K20 % mean	23.50
Magnesium % mean	0.50
Insolubles % mean	0.90

Therefore raw-ore composition is:

Sylvite % mean	35.62
Carnallite % mean	5.68
Halite % mean	57.80
Insolubles % mean	0.90

Applying this methodology, and using these mean grade data gives a mean bulk-rock density for Rocanville potash of:

RHObulk-rock (Rocanville) =	2072 kg / m3

This method is as accurate as the potash-grade measurements and mineral density estimates are.

12.0	DATA VERIFICATION

12.1	ASSAY DATA

Original borehole ore grade assays were studied by independent consultant David S. Robertson and Associates (1976). The original assay results for core samples from historical wells were taken as accurate in these studies, as there is no way to reliably re-analyse these samples. Most of the remaining core-samples in storage have long since deteriorated to the point where they are no longer usable.

Assay data for the 2008 core samples were supervised and verified by T. Danyluk (P. Geo.), former PotashCorp Chief Geologist.

Ore grades of in-mine samples are measured in-house at the Rocanville mine laboratory by PotashCorp staff using modern, standard chemical analysis tools and procedures; these results are not verified by an independent agency. However, check sampling through the SPPA program, discussed in Section 11.1, does occur.

It should be noted that assay results from historical wells match mine sample results closely – within approximately 1.2% – even though sample spacing is obviously much greater in the case of wells. This fact, in itself, is a validation of the methodology. Based on 46 years of in-mine experience at Rocanville, we consider these historical assay results to be accurate and to provide an excellent basis for estimating potash grade in areas of future mining at Rocanville. The mean mineral grade of 23.5% K2O equivalent determined from 36,884 in-mine chip samples is thought to provide the most accurate measurement of potash grade for the Rocanville mine.

12.2	EXPLORATION DATA

The purpose of any mineral exploration program is to determine extent, continuity, and grade of mineralization to a certain level of confidence and accuracy. For potash exploration it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater from nearby water-bearing formations into future mine workings. Every potash-test drillhole from surface sterilizes potash mineralization: a safety pillar is required around every surface drillhole once underground mining commences. Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are best determined from using data collected from geophysical surveys. Initial sampling and assaying of cores was done during exploration at Rocanville in the 1960s. Methods were consistent with standard procedures for that era. The mine began production in 1970 and no further core drilling was carried out at Rocanville (until 2007 when the decision was made to expand the mine westward). Due to small number of drillholes, mineral grade information from in-mine chip samples provided better sampling of potash grade at Rocanville. In 2008, sampling and assaying of core was carried out on the five new boreholes drilled in the Rocanville West region.

This approach to potash sampling is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

To date, surface seismic data at Rocanville have been collected, analyzed, and verified by PotashCorp staff, at times in co-operation with an independent consultant. Ultimate responsibility for final analyses, including depth conversion (seismic depth migration), as well as the accuracy of these data rests with PotashCorp qualified persons.

Data for the mineral reserve and mineral resource estimates for Rocanville mine reported in

Section 14.2 and Section 15.2 were verified by PotashCorp staff as follows:

-	Annual review of underground potash sample information (boreholes and in-mine ore samples);

-	Annual review of surface geophysical exploration results (3D and 2D seismic data);

-	Annual cross-checking of mined-tonnages reported by minesite technical staff with tonnages estimated from mine survey information; and

-	Annual cross-checking of reserve and resource computations carried out by senior mine technologists.

This approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

At Rocanville, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1970. Products include granular and standard grade potash for agriculture and industry. Over the past decade actual mill recovery rates at Rocanville have been between 82.5% and 86.6%, averaging 84.3% (see also Section 17).

Given this level of sustained production in a potash mine that has been operating since 1970, basic mineralogical processing and metallurgical testing of Rocanville potash is less pertinent. However, as part of the expansion of the Rocanville operation (see Section 24), milling (flotation) tests were carried out on borehole potash samples collected at Rocanville West in 2008. And once mining proceeded westwards into a new mining block and Unitized Area, tests were done to ensure that the potash ore from the new mining areas would not have any negative impact on potash processing. To date all milling tests with potash ore mined from Rocanville West have been positive. This is not surprising, given that potash mineralization at Rocanville West is statistically identical to historic Rocanville mineralization. The Rocanville mill has been operating with ore from all areas of the Rocanville mine, new and old, since 2012. Given this history and experience, no fundamental problems of milling Rocanville potash are anticipated for the foreseeable future. In addition, metallurgical testing geared towards fine-tuning and optimizing potash milling and concentrating processes is conducted on a continual basis at PotashCorp research facilities, as well as at potash minesites.

14.0	MINERAL RESOURCE ESTIMATES

14.1	DEFINITIONS OF MINERAL RESOURCE

Mineral Resources are classified into three categories (e.g. Canadian Council of Geoscientists):

1) An Inferred Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes”.

2) An Indicated Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed”.

3) A Measured Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow that appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity”.

In southern Saskatchewan, where geological correlations are straightforward, and within a Potash Lease with an operating potash mine, potash mineral resource categories are generally characterized by the Company as follows:

1)

Inferred Potash Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, and at some distance from underground workings, and within Crown Subsurface Mineral Leases KLSA 002B and / or KL 249.

2)

Indicated Potash Mineral Resource: areas of sparse exploration, such as areas with 3D surface seismic coverage, little or no drilling, and at some distance from underground workings, and within Crown Subsurface Mineral Leases KLSA 002B and / or KL 249.

3)

Measured Potash Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within Crown Subsurface Mineral Leases KLSA 002B and /or KL 249.

With respect to mineral resources estimates, exploration drilling demonstrates the presence of the potash horizon and seismic coverage shows the continuity of the Prairie Evaporite, within which the potash horizon occurs.

In the time period since production began in 1970 until 2008 no surface exploration drilling was undertaken at Rocanville (i.e. not one borehole was drilled from surface to test the potash horizon). Instead, exploration involved collecting more surface seismic data, which became better in quality from year to year. Along with this approach, analysis of in-mine samples for potash grade has provided us with actual observation-based understanding of the potash mineralized zone at Rocanville that is far superior to the level of understanding provided by any surface drilling based exploration program. We feel that our approach provides a body of information that guides and constrains our exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Rocanville potash mine.

14.2	ROCANVILLE DIVISION POTASH RESOURCE CALCULATIONS

Exploration information used to infer and compute reported Resource tonnages in Saskatchewan consists of sparse physical sampling (borehole and in-mine) and surface seismic (2D and 3D) as discussed in earlier Sections. Based on the definitions and guidelines in Section 14.1, each parcel of land for which PotashCorp holds mineral rights is first assigned to one of three Resource categories (dependent on degree of geological confidence).

In place tonnes were calculated for each of the areas using the following parameters:

Mining Height:	2.51 metres (8.25 feet)
Ore Density:	2.072 tonnes / cubic metre

Using the definitions and guidelines described in Section 14.1, the potash resources for Rocanville Division, as of December 31, 2016 are as follows:

Inferred Resource		1,581	million tonnes
Indicated Resource		1,165	million tonnes
Measured Resource		482	million tonnes
Total Resource	=	3,228	million tonnes

Rocanville Resources are plotted in Figure 18.

The average mineral grade of the potash resource at Rocanville (from in-mine chip samples) is 23.5% K20 equivalent (from Section 11.2). Mineral Resources are reported as mineralization in place and are exclusive of Mineral Reserves. All tonnages reported here are under lease and contained within Rocanville Potash Crown Mining Lease KLSA 002B and KL 249.

The tonnage reported in the Measured Resource for Rocanville is comprised of the potash that is left in pillars in mined-out areas of the Rocanville mine. In a potash mine it is common practice to consider mining remnant pillar-mineralization using solution methods after conventional mining is complete, or after a mine is lost to flooding. The Patience Lake mine was successfully converted from a conventional mine to a solution mine after being lost to flooding in 1989. Since conversion to a solution mine is not anticipated in the near future at Rocanville, in-place pillar mineralization is listed as a Resource rather than a Reserve at this time.

Figure 18: Map showing the Rocanville Potash Resources with mine workings to December 2016.

15.0	MINERAL RESERVE ESTIMATES

15.1	DEFINITIONS OF MINERAL RESERVE

The CIM standard definition of a Mineral Reserve is the economically mineable part of a Measured or Indicated mineral resource. Mineral Reserves are classified into two categories:

1)	A Probable Mineral Reserve is defined as (CIM, 2010)

“the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified”.

2)	A Proven Mineral Reserve is defined as (CIM, 2010)

“the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified”.

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine, potash mineral reserve categories are characterized by the Company as follows:

1)

Probable Potash Reserve: identified in place potash mineralization classified as a Measured Resource, within a one mile radius of a sampled mine entry or exploration borehole, and within Crown Subsurface Mineral Leases KLSA 002B and / or KL 249.

2)

Proven Potash Reserve: identified in place potash mineralization classified as a Measured Resource, delineated on at least two sides by sampled mined entries or exploration boreholes to a maximum of two miles apart, and within Crown Subsurface Mineral Leases KLSA 002B and / or KL 249.

15.2	ROCANVILLE DIVISION POTASH RESERVE CALCULATIONS

Based on the definitions and guidelines in Section 14.1 and Section 15.1, each parcel of land for which PotashCorp holds mineral rights is first assigned to one of three resource categories (dependent on degree of geological confidence). After this, areas with 3D surface seismic indicating a continuous Prairie Evaporite, and within one mile of a physical sample are assigned to one of two reserve categories. In-place tonnes are calculated for each of the areas using parameters set out in Section 15.1 above.

Over the 46 year mine life to date 216.361 million tonnes of potash ore have been mined and hoisted at Rocanville to produce 70.887 million tonnes of finished potash products (from startup in 1970 to December 31, 2016).

The historic extraction ratio for Rocanville was derived using the following steps:

1.	Measure the areal coverage over all mined-out areas.

2.	Multiply this area by mining height and ore density to give in-place tonnes in the mined-out area.

3.	Divide the reported mined tonnage for the life-of-mine by this in-place tonnage over all mined out areas.

This methodology gives an historic extraction ratio of 31% for Rocanville; this ratio is used to compute mineable reserves at Rocanville (reported as recoverable ore).

Using the definitions and guidelines described in Section 15.1, the potash reserves for

Rocanville Division, as of December 31, 2016 are as follows:

Probable Reserve		339	million tonnes
Proven Reserve		216	million tonnes
Total Reserve (Proven + Probable)	=	555	million tonnes

Rocanville Reserves are plotted in Figure 19.

The average mineral grade of the potash reserve at Rocanville (from in-mine chip samples) is 23.5% K20 equivalent (from Section 11.2).

Mineral Reserves are reported as recoverable ore (i.e. recoverable ore is equal to mineralization-in-place multiplied by extraction ratio, which is 31% at Rocanville).

Figure 19: Map showing the Rocanville Potash Reserves with mine workings to December 2016.

16.0	MINING METHOD

16.1	MINING OPERATIONS

All conventional potash mines in Saskatchewan operate at 900m to 1200m below surface within 9m to 50m of the top of the Prairie Evaporite Formation. The Rocanville mining horizon is at approximately 960 m – 1060 m below surface. Over the scale of any typical Saskatchewan potash mine (i.e. approximately 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Rocanville, potash ore is mined using conventional mining methods, whereby:

- Shafts are sunk to the potash ore body;

- Continuous mining machines cut out the ore, which is hoisted to surface through the shafts;

- Raw-potash is processed and concentrated in a mill on surface; and

- Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in    North America and offshore.

Sinking of the two original shafts (Production Shaft #1 and Service Shaft #2) from surface to the potash zone was completed in 1970, and the first potash ore was hoisted by the fall of that year. The Rocanville mine has run on a continuous basis since the first ore was hoisted in 1970, other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work.

In recent years the Rocanville mine has undergone a major expansion which brings the nameplate capacity of the Rocanville facility to approximately 6.0 million tonnes of finished potash products per year. This work involved sinking a third shaft, enhancement of hoists, major expansions of both mine and mill, major improvements to loadout facilities, and other infrastructure improvements. The recent Rocanville expansion, which was announced in 2007, was substantially complete in 2016. Production is being ramped up through 2017. It is expected that Rocanville operational capability will be 5.0 million tonnes of finished potash products in 2017.

Virtually all Rocanville underground mining rooms are in one potash mineralized zone, within the Esterhazy Member the Prairie Evaporite Formation (the host evaporite salt). In contrast, PotashCorp potash mines further west in Saskatchewan mine in a different potash layer, the Patience Lake Member of the Prairie Evaporite. Saskatchewan potash geology is illustrated in Figure 20. At Rocanville, depth to the top of the main mineralized zones varies between 960m and 1060m, averaging approximately 1000m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by approximately 30 m of overlying salt and potash beds, along with salt plugged porosity in the Lower Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

Figure 20: Typical stratigraphic section correlated with composite photos covering both the Patience Lake Member and the Esterhazy Member potash production intervals. At Rocanville, all mining takes place in the Esterhazy Member.

The Rocanville mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the long-room and pillar mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the two production shafts. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and in Gebhardt (1993).

The highest mineral grade section of the Rocanville potash seam is approximately 2.3 m (7.5 ‘) thick, with gradations to lower grade sylvinite salts immediately above and below the mining horizon. The actual mining thickness at Rocanville is dictated by the height of continuous boring machines used to cut the ore, which are designed to cut slightly thicker than the high-grade mineralized zone. Historically, Rocanville borers cut at a thickness of 2.44 m (8’), but recently acquired boring machines cut slightly thicker at 2.51 m to 2.59 m (8.25’ to 8.5’). It is difficult to determine at which mining height certain resources and reserves will be cut in the future, so the more conservative mining height of 2.51 m (8.25’) was applied to mineral reserve and resource calculations. During mining, potassium sensing instrumentation is used to keep borers centered on the optimal (highest mineral grade) portion of the seam.

Conservative extraction ratios (never exceeding 45% in any mining block) are employed at all Saskatchewan mines, including Rocanville, in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers. From the shaft-bottom, potash ore is hoisted approximately 960 m from the potash level through the vertical shafts to a surface mill. Both production shafts also provide exhaust ventilation from underground workings; the third shaft from surface at Scissors Creek is used for service access, fresh-air ventilation and second egress.

Over the 46 year mine life, 216.360 million tonnes of potash ore have been mined and hoisted at Rocanville to produce 70.887 million tonnes of finished potash products (from startup in 1970 to December 31, 2016). The life-of-mine average concentration ratio (tonnes of raw-ore divided by tonnes of finished potash products) is 3.05 and average extraction ratio over this time period is 31%.

Actual potash production tonnages for the Rocanville mine, along with concentration ratios (tonnes-mined / tonnes-product), are plotted for the past decade in Figure 21.

Rocanville - Mined Tonnes / Year (MT)
10.0
8.0
6.0
4.0
2.0
0.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Rocanville - Finished Potash Products / Year (MT)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Rocanville - Concentration Ratio / Year
3.40
3.20
3.00
2.80
2.60
2.40
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Figure 21: Actual mining, production and concentration ratio for the Rocanville mine over the past 10 years.

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by a number of water-bearing formations, and there are water zones in the footwall as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

In November, 1984 a major brine inflow occurred at Rocanville. A single production room mined into a previously unknown geological disturbance (a vertical “chimney-like” solution collapse), resulting in an uncontrolled inflow into the mine that was as high as 19 m3 / minute (≈ 5,000 US gallons / minute). Mining operations were suspended and all of the mine’s physical and human resources were devoted to sealing the inflow. By the end of January, 1985 a concrete plug was installed at the inflow point, and in March 1985 high-pressure valves in the plug were shut off. After four months of concerted effort, the brine inflow into the mine was completely contained.

Since 1984 there has been no ingress of subsurface brines of any significance at Rocanville. At present, brine flow into underground workings at Rocanville is effectively nil (not measurable), and inflow into each existing shaft is estimated at less than 3 litres / minute (≈ less than 1 US gallons / minute).

17.0	RECOVERY METHODS

At Rocanville, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1970. Products include granular and standard grade potash for agriculture and industry.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Rocanville mill. A simplified process flow diagram is shown in Figure 22. Raw potash ore is processed on surface, and concentrated finished potash products product (near-pure KCl) are sold and shipped to markets in North America and offshore.

Figure 22: Simplified flow diagram for potash flotation and crystallization milling methods used at Rocanville.

Over the past three years, production of finished potash products at Rocanville was:

2014: 2.489 million tonnes finished potash products at 60.56% K2O (average grade)

2015: 2.483 million tonnes finished potash products at 60.54% K2O (average grade)

2016: 2.720 million tonnes finished potash products at 60.60% K2O (average grade)

Over the past decade actual mill recovery rates have been between 82.5% and 86.6%, averaging 84.3% (see Figure 23). Given the long-term and recent history of potash geology and actual mill recovery at Rocanville, no fundamental potash milling problems are anticipated in the foreseeable future.

Figure 23: Rocanville mill recovery rate over the past 10 years.

Quality control testing and monitoring aimed at continuous improvement of potash milling and concentrating processes are conducted on a continual basis at all PotashCorp minesites and at PotashCorp research facilities. At Rocanville, tests to fine tune basic potash milling and concentration operations are carried out on an ongoing basis.

18.0	PROJECT INFRASTRUCTURE

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Rocanville. See also Sections 5.0 and 24.3.

The Rocanville mine is served by a number of towns and villages within 50 kilometres of the minesite. The nearest towns are Rocanville (15 km distant), Moosomin and Esterhazy (both 50 km distant). The nearest city is Yorkton (100 km distant).

The Rocanville mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American Highway System.

At present, high-voltage power utilization at the Rocanville Division is 84 MVA (i.e. 72 MVA to the Rocanville Plant site plus 12 MVA to the Scissors Creek site). The ten year projection of power utilization indicates that the utility can meet foreseeable future demand.

The Rocanville operation requires a sustained fresh water supply for the milling process which is sourced from two subsurface reservoirs called the Welby Plains Surficial Aquifer and the Welby Plains Middle Aquifer. These aquifers provide a sustainable source of process water for Rocanville milling operations, without having any perceptible impact on other users of water drawn from these aquifers.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. PotashCorp stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates four licensed brine disposal wells near the surface plant of the Rocanville mine. The Rocanville TMA is completely surrounded by an engineered slurry-wall which provides secondary containment of any saline mine waters, stopping these brines from reaching surrounding near-surface aquifers. The brine disposal wells are used for sequestering of excess salt water (brine) from milling operations into deep subsurface saline aquifers. See also Section 5.0 and Section 20.0.

19.0	MARKET STUDIES AND CONTRACTS

Potash from PotashCorp mines (including Rocanville) has been sold on a continuous basis since mining began in 1968. At present, PotashCorp products are sold in more than 50 countries, to three types of end use:

1.	Fertilizer, focused on balanced plant nutrition (nitrogen, phosphate, potash)

2.	Feed Supplements, focused on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

PotashCorp owns and operates five potash mines in Saskatchewan and owns one potash mine in New Brunswick, Canada. Our potash mine in New Brunswick is currently in care-and-maintenance mode. Over the past three years (2014, 2015 and 2016) PotashCorp had potash sales of 26.760 million tonnes. Historical potash sales data for the past 10 years are plotted in Figures 24 and 25.

Potash is mainly used for fertilizer, which typically makes up approximately 90 percent of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Major potash-consuming countries in Asia and Latin America have little or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are producers with mines in the large producing regions of Canada, the Middle East and the former Soviet Union, which all have relatively small domestic requirements.

World consumption of potash fertilizer has grown over the last decade, with the primary growth regions being developing markets in Asia and Latin America. These are countries with expanding crop production requirements, where potash has historically been under-applied and crop yields lag behind those of the developed world. Although temporary pauses can occur in certain countries, the underlying fundamentals of food demand that encourage increased potash application are expected to continue the growth trends in key importing countries.

Figure 24: PotashCorp potash sales, 2007 to 2016 in million tonnes / year (from PotashCorp Online Financial Reports).

Figure 25: PotashCorp potash net sales, 2007 to 2016 in million US$ / year (from PotashCorp Online Financial Reports).

Figure 26: World potash production and demand for 2015 (from PotashCorp Online Reports).

Potash is used on many agricultural commodities. Wheat, rice, corn, oilseed and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 17 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee and cocoa. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

  Table 5: Primary Potash Market Profile

Country/Region	Growth Rate*	Key Consuming Crops
China	4.1%	Vegetables, rice, fruits, corn
India	0.1%	Rice, wheat, vegetables, sugar crops
Other Asia	4.6%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	4.2%	Soybeans, sugar crops, corn
North America	0.2%	Corn, soybeans

  *10-year CAGR for consumption (2006-2016E)

Historically, the major consuming regions of Brazil, China, India and other Asian countries have accounted for approximately two-thirds of total potash consumption. We believe that potash-

deficient soils in these major offshore markets provide the opportunity for significant long-term growth in consumption.

Potash shipments have fallen below the long-term trend line since the global economic downturn in 2009 as distributors and farmers acted with more caution and aversion to holding inventories, in addition to the decline in India’s demand due to changes in potash subsidies. However, potash markets have rebounded and remained relatively steady in last three years supported by strong customer engagement and positive potash sector fundamentals. We believe supportive agriculture fundamentals and the need to address declining soil fertility levels will enable strong demand growth in the years ahead.

Figure 27: World potash shipments and consumption, 2004 to 2016 (from PotashCorp Online Reports).

Canpotex Limited (Canpotex), the offshore marketing company owned by the three Saskatchewan potash producers, handles all sales, marketing and distribution of Saskatchewan potash, including Rocanville, to customers outside of the US and Canada.

In North America, PotashCorp sells potash to retailers, cooperatives and distributors, who provide storage and application services to farmers, the end-users. Typically, our North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products for our Rocanville operation are retailers, dealers, cooperatives, distributors and other fertilizer producers who have both distribution and application capabilities.

PotashCorp’s market research group provides management with market information on a regular basis including global agriculture and fertilizer markets, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by PotashCorp and are within industry norms.

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all PotashCorp Saskatchewan potash mines, including Rocanville, is one of sequestering solid mine tailings in an engineered and licenced Tailings Management Area (TMA) near the surface plant-site. The Rocanville TMA currently covers an area of 566.25 hectares (1399.24 acres) of land owned by PotashCorp. Solid potash mine tailings typically consist of 85 – 95 % rock-salt (NaCl) and 5 – 15 % insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). The Rocanville TMA is completely surrounded by an engineered slurry-wall which provides secondary containment of any saline mine waters, stopping these brines from reaching surrounding near-surface aquifers. Areas surrounding the TMA are closely monitored at all time: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding subsurface aquifers. In addition, clear salt-brine (i.e. no silt, clay-slimes, or other waste) is borehole-injected into deep subsurface aquifers (the Interlake Carbonates, at a depth of approximately 1200 – 1400 m below surface, marked in Figure 12). The groundwater in these extensive deep aquifers is naturally saline. Emissions to air (mostly salt-dust and potash-dust) are kept below regulatory limits through various modern air-pollution abatement systems (e.g. dust-collection systems built into mill processes). This same procedure is followed at all PotashCorp Saskatchewan potash mines.

The Rocanville operation requires a sustained fresh water supply for the milling process which is sourced from two subsurface reservoirs called the Welby Plains Surficial Aquifer and the Welby Plains Middle Aquifer. These aquifers provide a sustainable source of process water for Rocanville milling operations, without having any perceptible impact on other users of water drawn from these aquifers.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. The Rocanville mine is in compliance with all regulations stipulated by the Environmental Protection Branch of Saskatchewan MOE. The current Rocanville Approval to Operate has been granted from November 7, 2016 through January 1, 2018, the renewal date.

The expansion of the Rocanville mine announced in November, 2007 and amended in July, 2008 required an Environmental Impact Statement (EIS) and approval of the Minister of Environment. This EIS was completed and registered, and Ministerial Approval for PotashCorp’s Rocanville West potash mine expansion was granted in March, 2009.

In terms of long-term decommissioning, environmental regulations of the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a Long-term Decommissioning and Reclamation Plan that will result in no impact to soil or vegetation outside the TMA, and removal of all surface facilities within the TMA once mine operations are complete. PotashCorp has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Rocanville was approved by Environmental Protection, Saskatchewan Environment technical staff in October, 2016. Because the current expected mine life for Rocanville is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning at present. Instead, decommissioning plans are reviewed every five years and updated to accommodate new ideas, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Rocanville, the next decommissioning and reclamation plan will be due in 2021, and will involve discussions with Saskatchewan MOE.

In addition to the Long-term Decommissioning Plan, Provincial Regulations require that every potash producing company in Saskatchewan set up an Environmental Financial Assurance Fund, which is to be held in trust for the purpose of the decommissioning, restoration and rehabilitation of the plant site after mining is complete. The Minister of the Environment for Saskatchewan approved the increase of the previously established CDN$3 million trust fund to CDN$25 million to be funded by the Company in equal annual payments from 2014 through 2021. As at December 31, 2016, the total balance in PotashCorp’s Environmental Financial Assurance Fund was CDN$12 million. This fund is for all mines operated by PotashCorp in the province of Saskatchewan (i.e. Cory, Patience Lake, Allan, Lanigan and Rocanville).

21.0	CAPITAL AND OPERATING COSTS

The Rocanville mine has been in operation since 1970; in the years immediately preceding this, major capital investment was made to bring this mine into production. Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time.

A major expansion undertaken in recent years increases nameplate capacity of Rocanville from 3.0 to approximately 6.0 million tonnes of finished potash products per year. This major expansion included these key work tasks:

-

A new Service Shaft #3 was sunk at a site called Scissors Creek (Rocanville West), located approximately 16 km west of the existing Rocanville surface plant. The Scissors Creek shaft was fully commissioned in November, 2015.

-

After this new service shaft was completed, the existing Rocanville Service Shaft #2 was converted to a second production shaft: Production Shaft #2 was commissioned in October, 2016. Rocanville now has two shafts with full hoisting capability, substantially increasing the volume of potash ore that can be brought to the surface.

-

A new underground conveyance system was constructed to transport ore from the Rocanville West mining area to the production shafts, and six new mining machines, plus underground services, raw ore bins, and infrastructure for power were added.

-	A new, second mill was constructed adjacent to the existing mill.

-

The Tailings Management Area was expanded (along with all tailings management systems), a new brine disposal well was constructed and a perimeter slurry wall surrounding the entire TMA was constructed.

-	A new office and dry complex was constructed at the new Scissors Creek site.

-	Rail load-out, raw ore and product storage, and onsite rail systems were upgraded and expanded at the existing Rocanville site.

The recent Rocanville expansion, which was announced in 2007, was substantially complete in 2016. Production is being ramped up through 2017. It is expected that Rocanville operational capability will be 5.0 million tonnes of finished potash products in 2017.

Total capital expenditures for this expansion work was CDN$ 3 billion. All construction was carried out without significant disruption to existing potash production from the site.

22.0	ECONOMIC ANALYSIS

22.1	FUNDAMENTALS

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While PotashCorp considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, we are confident that the economic analysis conducted routinely for each of our operating potash mines is complete, reasonable and meets industry standards.

On a cash flow basis, our potash segment generated USD $6,198 million in net sales over the past three years (2014, 2015 and 2016) based on sales volume of 26.763 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over the past 10 years is plotted in Figure 28.

Over the past three years (2014, 2015 and 2016) the Rocanville mine produced 7.696 million tonnes of finished potash products, accounting for 29.1% of total potash production at PotashCorp over this time period. Rocanville is currently making a positive contribution to the Company’s potash segment.

Given our previous history (including 46 years of mining at the Rocanville operation), recent market conditions and our extensive reserve base, the economic analysis for Rocanville has met PotashCorp’s internal hurdle rates.

Figure 28: Historic annual average realized potash price in US$ / tonne (from PotashCorp Online Reports).

22.2	TAXES

Royalties are paid to the Province of Saskatchewan, which holds approximately half of the mineral rights in the Rocanville Crown Subsurface Mineral Lease. Royalties from non-Crown lands are paid to various free-holders of mineral rights in Saskatchewan. The royalty rate is governed by The Subsurface Mineral Regulations, 1960. The actual amount paid is dependent on selling price, production tonnes and mineral grade.

Municipal taxes are paid based on site property values.

Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, PotashCorp is also subject to a resource surcharge that is a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan).

In addition to this, PotashCorp pays federal and provincial income taxes based on corporate profits from all of its operations in Canada.

23.0	ADJACENT PROPERTIES

The PotashCorp Rocanville Potash Leases KLSA 002B and KL 249 are adjacent to Potash Mining Leases and Potash Exploration Permits, shown in Figure 29 (as of December 31, 2016). They include:

- Mosaic Company Crown Subsurface Mineral Lease KLSA 003

- Mosaic Company Crown Subsurface Mineral Lease KL 105

- Mosaic Company Crown Subsurface Mineral Lease KL 126

- Taiji Resources Ltd. Potash Exploration Permit KP 460 – Active Pending Lease

- 101211205 Saskatchewan Ltd. Potash Exploration Permit KP 421 –Active Pending Lease

- BHP Billiton Ltd. Potash Exploration Permit KP 342 – Active Pending Lease

- Manitoba Potash Corporation Russell-McAuley Potash Property (Manitoba)

The Mosaic Company (Mosaic) operates a mine with extensive underground workings within Potash Lease areas KLSA 003, KL 105 and KL 126, which are immediately adjacent to Rocanville Lease areas KLSA 002 and KL 249. PotashCorp and Mosaic have negotiated a safety buffer between the two companies’ lease areas, where it is agreed that no mining will occur. This buffer ensures that mine workings in one company’s lease area will not impact workings of the other company.

There are no potash permits or leases south of the Rocanville properties, since this area is a producing oil and gas zone and not a producing potash zone. The Crown will not currently issue either Potash Exploration Permits or Potash Leases on lands south of the Rocanville potash dispositions (KLSA 002B / KL 249), in the areas covered by Townships 15-02-W2, 15-01-W2, 15-33-W1, 15-32-W1, 15-31-W1 and 15-30-W1.

Figure 29: Saskatchewan Potash Properties adjacent to PotashCorp Rocanville.

24.0	OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0	INTERPRETATION AND CONCLUSIONS

PotashCorp has a long history of successful potash mining at Rocanville, where potash has been produced for the past 46 years. We believe that the experience gained mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining and milling at Rocanville.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new land parcels, which increases mine life through increasing the potash reserve.

For Rocanville, mine life is estimated by dividing total current potash Reserves (Proven + Probable) of 555 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Rocanville, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years): the average mining rate over 2014, 2015 and 2016 at Rocanville was 8.095 million tonnes of potash ore mined and hoisted per year.

If this mining rate is sustained, and if reserves remain unchanged, then the Rocanville mine life would be 69 years from January 1, 2017.

This estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates change.

26.0	RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1970.

27.0	REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites (e.g. CIM: http://web.cim.org/standards/documents/Block484_Doc111.pdf).

CIM Standing Committee on Reserve Definitions (2010). CIM Definition Standards – For Mineral Resources and Mineral Reserves. Retrieve these and related documents from many websites (e.g. Committee for Mineral Reserves International Reporting Standards, http://www.crirsco.com/national.asp).

Fuzesy, Anne (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May, 1993, pp. 41 – 49.

Government of Saskatchewan. Geological Atlas of Saskatchewan. Available online at http://www.economy.gov.sk.ca/geological_atlas.

Government of Saskatchewan. The Subsurface Mineral Regulations, 1960. Available online at http://www.publications.gov.sk.ca/details.cfm?p=1552.

Government of Saskatchewan. The Subsurface Mineral Tenure Regulations, 2015. Available online at http://www.publications.gov.sk.ca/details.cfm?p=72797.

Jones, P. R. and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

McEachern, R. (2008) – Director, PotashCorp Technical Services, Research and Development. Personal communication on density of insoluble minerals which occur in Saskatchewan potash rocks.

PotashCorp Online Financial Review Annual Report (2016)

http://www.PotashCorp.com/investors/financial_reporting/annual/.

PotashCorp Online Summary Annual Report (2016) http://www.PotashCorp.com/investors/financial_reporting/securities_filings/.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1976). Summary Report on Evaluation of Potash Assets for

Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc.

WebMineral Mineralogy, Mineral Data and Mineral Properties Database (2016). http://webmineral.com